CAPITAL GROWTH SYSTEMS, INC.

500 W. Madison Street, Suite 2060

Chicago, Illinois 60661

December 30, 2008

Ms. Ta Tanisha Meadows

Staff Accountant

            and

Mr. William Thompson

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Capital Growth Systems, Inc.
File No. 0-30831
Form 8-K filed October 15, 2008
Item 4.01

Dear Ms. Meadows and Mr. Thompson:

This letter sets forth the response of Capital Growth Systems, Inc. (the “Company”) to the comments, dated October 17, 2008, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 8-K filed on October 15, 2008. Contemporaneously with this letter, the Company has filed a Form 8-K/A with respect to the change in independent accountant. In order to ease your review, we have repeated each comment in its entirety.

1.	WE NOTE THAT PLANTE WILL CONTINUE TO SERVE AS YOUR INDEPENDENT ACCOUNTANT AND THAT ITS DECISION NOT TO STAND FOR RE-ELECTION AND END ITS RELATIONSHIP WILL BECOME EFFECTIVE UPON THE EARLIER OF NOVEMBER 15, 2008 OR THE FILING OF YOUR FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2008. IT APPEARS THE CIRCUMSTANCE YOU DESCRIBE REPRESENTS A FUTURE CHANGE IN INDEPENDENT ACCOUNTANTS. PLEASE NOTE THAT YOU SHOULD AMEND THE CURRENT REPORT WHEN PLANTE HAS COMPLETED ALL AUDIT RELATED WORK WITH RESPECT TO ITS ENGAGEMENT. IN THE AMENDMENT, WE WOULD EXPECT YOU TO DISCLOSE THE DATE THAT THE FIRM COMPLETED ALL AUDIT WORK AND PROVIDE THE DISCLOSURES REGARDING DISAGREEMENTS AND REPORTABLE EVENTS REQUIRED BY PARAGRAPHS (a)(1)(iv) AND (v) OF ITEM 304 OF REGULATION S-K THROUGH THAT DATE. PLEASE ACKNOWLEDGE THIS OBLIGATION IN YOUR WRITTEN RESPONSE.

SEC Division of Corporation Finance

December 30, 2008

The Company affirms that it is in the process of engaging a new independent accountant. In the Form 8-K/A filed today, the Company notes that Plante completed its audit-related work with respect to the Company’s 2007 Annual Report on August 14, 2008 and completed its review of the interim statements included in the Company’s September 30, 2008 Quarterly Report on November 14, 2008. The Company also updates the disclosures regarding disagreements and reportable events required by paragraphs (a)(1)(iv) and (v) of Item 304 of S-K through that date. The Company has acknowledged the obligation above by the filing of its Form 8-K/A.

2.	PLEASE ALSO NOTE THAT YOU ARE REQUIRED TO FILE A CURRENT REPORT ON FORM 8-K WHEN YOU ENGAGE A NEW INDEPENDENT ACCOUNTANT AND DISCLOSE WHETHER THE ENGAGEMENT WAS APPROVED BY THE AUDIT OR SIMILAR COMMITTEE OF THE BOARD OF DIRECTORS OR BY THE BOARD OF DIRECTORS, THE DATE OF THE ENGAGEMENT AND THE OTHER INFORMATION REQUIRED BY PARAGRAPH (a)(2) OF ITEM 304 OF REGULATION S-K TO THE EXTENT APPLICABLE TO YOUR FACTS AND CIRCUMSTANCES. PLEASE ACKNOWLEDGE THIS OBLIGATION IN YOUR WRITTEN RESPONSE.

The Company affirms that a Form 8-K will be filed when it finalizes the engagement of its new independent accountant. The Company acknowledges the obligation to include in such Form 8-K the information required under Item 304 of Regulation S-K, to the extent applicable.

3.	PLEASE CLARIFY YOUR DISCLOSURE IN THE LAST SENTENCE OF THE FIRST PARAGRAPH TO STATE WHETHER THE PLANTE’S REPORT ON YOUR FINANCIAL STATEMENTS FOR EACH OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION, OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES. REFER TO PARAGRAPH (a)(1)(ii) OF ITEM 304 OF REGULATION S-K.

In the Form 8-K/A filed today, the Company has added a clarification with respect to the last sentence of the first paragraph of the original Form 8-K to state that Plante’s reports on the Company’s financial statements for each of the past two years did not contain adverse opinions, disclaimers of opinion, or qualifications or modifications as to uncertainties, audit scope, or accounting principles.

SEC Division of Corporation Finance

December 30, 2008

4.	PLEASE REVISE THE PERIOD DURING WHICH THERE WERE NO DISAGREEMENTS WITH PLANTE TO INCLUDE THE TWO MOST RECENT FISCAL YEARS AND THE SUBSEQUENT INTERIM PERIOD PRECEDING THE DATE YOU RECEIVED NOTICE OF THEIR INTENTION TO NOT STAND FOR RE-ELECTION ON OCTOBER 8, 2008. REFER TO PARAGRAPH (a)(1)(iv) OF ITEM 304 OF REGULATION S-K.

In the Form 8-K/A filed today, the Company has added a clarification regarding the period during which there were no disagreements with Plante to include the two most recent fiscal years and the subsequent interim period preceding the date the Company received notice of Plante’s intention not to stand for re-election.

5.	WITH RESPECT TO THE MATERIAL WEAKNESSES THAT WERE DETERMINED TO BE REPORTABLE EVENTS, PLEASE REVISE TO INCLUDE THE DISCLOSURES SPECIFIED IN PARAGRAPHS (a)(1)(iv)(B) AND (C) OF ITEM 304 OF REGULATION S-K.

In the Form 8-K/A filed today, the Company has added a clarification regarding the disclosures specified in paragraphs (a)(1)(iv)(B) and (C) of Item 304 of Regulation S-K.

6.	PLEASE NOTE YOU ARE REQUIRED FILE AN UPDATED LETTER FROM PLANTE STATING WHETHER THE FIRM AGREES WITH THE STATEMENTS MADE IN AMENDMENTS TO THE FILING AND, IF NOT, STATING THE RESPECTS IN WHICH THE FIRM DOES NOT AGREE. REFER TO ITEMS 304(a)(3) AND 601(b)(16) OF REGULATION S-K.

In the Form 8-K/A filed today, the Company has attached as an Exhibit an updated letter from Plante stating that the firm agrees with the statements made therein.

SEC Division of Corporation Finance

December 30, 2008

In response to the Staff’s request in your letter dated October 17, 2008, Capital Growth Systems, Inc. hereby acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

—	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attached a document marked to highlight the changes made to the original Form 8-K. The Company hopes that you find the information contained herein, as well as the related Form 8-K/A filed today, satisfactory to close this matter.

Very truly yours,

CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Jim McDevitt
Jim McDevitt, Chief Financial Officer

attachment:   comparison of original to amended Item 4.01

Attachment: comparison of Item 4.01 from original to amended Form 8-K

EXPLANATORY NOTE

This Amendment No. 1 to a Current Report on Form 8-K/A (this “Amendment”) is being filed by Capital Growth Systems, Inc. (the “Company”) in response to comments provided by the staff of the Division of Corporate Finance of the Securities and Exchange Commission. The Amendment provides certain clarifications to the Company’s Form 8-K filed with the SEC on October 15, 2008.

Item 4.01	Change in Registrant’s Certifying Accountant.

As previously reported, the chairman of the audit committee of the Company received a notice dated October 8, 2008 from Plante & Moran PLLC (“Plante”), the Company’s ~~current~~ independent registered public accounting firm at the time, indicating that Plante did not intend to stand for re-election with respect to the audit of the December 31, 2008 consolidated financial statements and, effective upon the earlier of November 15, 2008 or the filing of the Company’s Form 10-Q for the quarter ended September 30, 2008, Plante’s relationship with the Company ~~will~~ would end. The report issued by Plante in connection with the audit of the Company for the years ended December 31, 2007 and December 31, 2006 expressed an unqualified opinion and included an explanatory statement wherein Plante expressed substantial doubt about the Company’s ability to continue as a going concern.

As a matter of clarification, Plante did not express an adverse opinion or a disclaimer of opinion nor was its report modified as to uncertainty, audit scope, or accounting principles.

As previously reported, with respect to the years ended December 31, 2007 and 2006 and through June 30, 2008, there ~~have been~~ were no disagreements with Plante on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Plante’s satisfaction, would have caused them to make reference thereto in connection with the audited or interim financial statements for the periods ended December 31, 2007 and June 30, 2008, respectively.

As a matter of clarification, the representations in the previous paragraph extend through August 14, 2008 (the date Plante completed its audit-related work with respect to the Company’s 2007 Annual Report), October 8, 2008 (the date of Plante’s notice), and November 14, 2008 (the date of the filing of the Company’s Quarterly Report for September 30, 2008 and Plante’s review thereof). Effective November 14, 2008, Plante’s relationship with the Company ended.

During the year ended December 31, 2007, there were no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K) except for the following material weaknesses.

As previously reported, and as stated in the Company’s Form 10-KSB/A for the year ended December 31, 2007, management conducted an assessment of internal control over financial reporting as of December 31, 2007, as required under Section 404 of the Sarbanes-Oxley Act of 2002. The assessment was conducted using the criteria in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, the Company’s management identified three material weaknesses with respect to the internal controls over financial reporting: (i) the Company did not maintain a majority of independent directors and its Board of Directors did not have a designated financial expert; (ii) staff and systems had not yet been deployed in a manner that allows for the desired level of segregation of duties to operate and be documented in a manner sufficient to meet Sarbanes-Oxley standards that will need to be evidenced in the near term; and (iii) the contingent terms of previous financing transactions had not been adequately analyzed in light of the volume of increasingly complex accounting and reporting standards issued by various promulgating bodies. As reported in the Company’s Form 10-KSB for the year ended December 31, 2006, management conducted an evaluation of the effectiveness and the design and operation of disclosure controls and procedures as of December 31, 2006, as required by Rule 13a-15(b) under the Exchange Act. Based on the evaluation, the Company concluded that the following material weakness existed. During the third and fourth quarters of 2006, the Company completed the acquisitions of 20/20 Technologies, CentrePath, and Global Capacity Group. Since these entities have limited resources for processing accounting information and financial reporting, management concluded that a material weakness existed related to proper segregation of duties at these locations.

As a matter of clarification, and as stated in the Company’s Form 10-KSB/A for the year ended December 31, 2007, the evaluation discussed above was conducted under the supervision and with the participation of the Company’s management, including its chief executive officer and chief financial officer. In addition, in each case where material weaknesses were identified, the audit committee discussed the subject matter of these events with Plante. The Company has authorized Plante to respond fully to the inquiries of the Company’s successor independent registered public accountant with respect to these events.

The Company provided Plante a copy of this Report on Form 8-K/A and requested Plante to furnish it with a letter addressed to the ~~Securities and Exchange Commission (the “~~SEC~~”)~~ stating whether Plante agrees with the above statements made by the Company. A copy of Plante’s letter ~~is attached hereto~~ stating its agreement, dated December 30, 2008, is filed as Exhibit 16.1 to this Form 8-K/A.

As a matter of clarification, the Company will file a Form 8-K regarding engagement of its new independent registered public accounting firm upon completion of the current selection and acceptance process, which includes approval by the Company’s Board of Directors.